Appendix A
to the Operating Expenses Limitation Agreement

(as amended January 28, 2018 for the Scharf Global Opportunity Fund)

Advisors Series Trust Fund	Operating Expense Limit as a Percentage of Average Daily Net Assets
Scharf Fund	0.89%
Scharf Balanced Opportunity Fund	0.88%
Scharf Global Opportunity Fund	0.35%
Scharf Alpha Opportunity Fund	0.65%

ADVISORS SERIES TRUST on behalf of the Funds listed on Appendix A	SCHARF INVESTMENTS, LLC

By: /s/ Douglas G. Hess	By: /s/ Brian A. Krawez
Name: Douglas G. Hess	Name: Brian A. Krawez
Title: President	Title: President